SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000 or
[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to_______.

Commission File No. 00-30747

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST PROFESSIONAL BANK 401(k)
SAVINGS PLAN

First Professional Bank
606 Broadway
Santa Monica, California 90401

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp
6110 El Tordo, P.O. Box 2388
Rancho Santa Fe, California 92067

TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4-8
SUPPLEMENTAL SCHEDULE
Schedule of assets held for investment purposes at end of year, December 31, 2000	9

INDEPENDENT AUDITORS’ REPORT

The Profit Sharing Committee of the
      First Professional Bank 401(k) Savings Plan
Santa Monica, California

We have audited the accompanying statements of net assets available for benefits of First Professional Bank 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hutchinson and Bloodgood LLP

May 18, 2001
Glendale, California

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

                                                             2000        1999
ASSETS

Investments, at fair value:
Principal Financial Group Annuity Contract (Note 5)      $1,464,037   $1,374,873
Professional Bancorp, Inc., Common Stock                     73,609       78,784
Participant Loans                                           149,737      135,948
                                                         ----------   ----------
Total investments                                         1,687,383    1,589,605

  Receivables:
  Employer contributions                                         --        3,869
  Employee contributions                                         --        7,608

Total receivables                                                --       11,477
                                                         ----------   ----------
Total assets                                              1,687,383    1,601,082

LIABILITIES                                                      --           --
                                                         ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                        $1,687,383   $1,601,082
                                                         ==========   ==========

The Notes to Financial Statements are an integral part of these statements.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                     Years ended December 31, 2000 and 1999

                                                           2000          1999

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation of investments                        $   30,533     $   21,856
Interest and other income                                  17,816         14,485
                                                       ----------     ----------
                                                           48,349         36,341

Contributions:
Employer contributions                                     96,169        103,437
Employee contributions                                    190,807        221,730
Rollovers                                                    --            8,706
                                                       ----------     ----------
                                                          286,976        333,873
                                                       ----------     ----------
Total additions                                           335,325        370,214

DEDUCTIONS
Deductions from net assets attributed to:
Benefit distributions                                     240,149        139,427
Administrative expenses                                     8,875          8,421
                                                       ----------     ----------
Total deductions                                          249,024        147,848
                                                       ----------     ----------
Increase in net assets available for benefits              86,301        222,366

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                       1,601,082      1,378,716
                                                       ----------     ----------
End of year                                            $1,687,383     $1,601,082
                                                       ==========     ==========

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.	DESCRIPTION OF THE PLAN

The following brief description of the 401(k) Savings Plan is provided for general information purposes only. Participants should refer to the 401(k) Savings Plan Agreement for more complete information.

Plan Organization and Administration

The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of First Professional Bank, N.A. and its subsidiaries (the Company). The Plan is administered by the First Professional Bank Benefits Committee (the Plan Administrator), which is presently comprised of four officers of First Professional Bank, N.A. The Plan has been amended periodically to conform with various requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1998, the Plan removed Bank Boston, N.A. (First National Bank of Boston) as the Trustee and John Hancock Signature Services as custodian and appointed Delaware Charter Guarantee & Trust Company as the new Trustee of the Plan. In December 1997, the Company chose an investment manager and the assets of the Plan were transferred to the Principal Life Insurance Company, Principal Financial Group on January 30, 1998.

Participant Eligibility

All employees of the Company are eligible to participate in the Plan after completion of one year of employment consisting of at least 1,000 hours. Employees of the Company are eligible to participate in the Plan on the first day of each quarter following the completion of one year of employment. However, the employee may make a rollover contribution before completing the one year eligibility requirement.

Contributions

Effective January 1, 1996, the Board of Directors of the Company authorized an amendment to the Plan to allow participants to contribute, under a salary reduction agreement, up to 15% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law of $10,500 and $10,000 for 2000 and 1999, respectively. The Company at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined in the Plan.

Investment Options

Participants salary deferral contributions and Company matching contributions may be invested at the participant’s direction in the Professional Bancorp, Inc. common stock and the following Principal Life Insurance Company, Principal Financial Group annuity investment accounts:

Guaranteed Interest Account
Money Market Account
Bond & Mortgage Account
Stock Emphasis Balanced Account
Large Cap Stock Index Account (formerly known as Stock Index 500 Account)
Medium Company Blend Account
Small Company Blend Account
International Stock Account
Government Securities Account
American Century Income and Growth Account
Putnam Investors Account
Mid Cap Stock Account
Small Cap Account

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and the Plan’s earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s weighted average account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund. Forfeitures may first be applied to pay administrative expenses under the Plan which would otherwise be paid by the Company. Forfeitures not used to pay administrative expense reduce the amount of matching employer contributions. Forfeited non-vested accounts totaled $4,701 and $876 for the years ended December 31, 2000 and 1999, respectively.

Vesting

The participant shall always have a non-forfeitable right to the portion of his account attributable to salary reduction contributions, after-tax employee contributions, and rollover contributions. The Company’s matching contributions vest 100% for all participants with five or more years of service provided that they are credited with an hour of service in any Plan year beginning after December 31, 1988.

The following is the participant’s vesting schedule for matching employer contributions:

Years of Service	Percentage Vested

Less than 1	0
1	20
2	40
3	60
4	80
5 or more	100

Notwithstanding the above, if a participant (1) attains the age of 65, (2) dies or (3) terminates employment by reason of permanent disability, the employer match amounts become 100% vested without regard to years of service.

Benefit Payments

Upon severance of employment by the Company due to permanent disability (as defined by the Plan), retirement (as defined by the Plan) or death, the participant’s share of the Company’s contributions become fully vested.

For distributions other than for financial hardship, the method of payment is based on the participant’s election and may be made by one or more of the following options: (a) a single lump sum payment in cash, (b) a series of installments (as defined by the Plan) or (c) a direct transfer to either an Individual Retirement Account or a qualified retirement plan.

Participants who are 100% vested and 59-1/2 years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year. The distribution is taxable to the participant, but is not subject to the 10% penalty tax.

Participant Loans

Loans to participants may be made, at the discretion of the Plan’s Administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance of all other loans made to participant during the prior 12 months or one-half of the participant’s vested account. Such loans are collateralized by the present value of the participant’s vested balance in the Plan and carry interest at a rate established by the Plan Administrator. The terms of these loans shall not exceed five years or extend beyond the participant’s normal retirement date.

Note 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investments

Investments in group annuity contracts are stated at contract value which approximates fair market value (Note 5). The fair value of Professional Bancorp, Inc. common stock is based on quoted market prices. Purchases and sales of investments are recorded on a trade-date basis. Participant loans are valued at cost, which approximates fair market value.

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) is based on the contract and market values of the assets at the end of the Plan year compared to the contract and market values of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Estimates

The Plan’s financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits as of the dates of the financial statements for the periods presented. Actual results could differ significantly from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the fair value estimation of investment securities held by the Plan.

Reclassifications

Certain amounts have been reclassified in the 1999 financial statements to conform with the 2000 financial statement presentation.

Note 3.	INVESTMENTS The individual investments that represent 5% or more of the Plan’s net assets at contract value at December 31 are as follows:

	2000	1999

Group Annuity Contract Accounts:
Guaranteed Interest Account	$ 211,930	$ 204,704
Bond & Mortgage Account	110,824	92,237
Stock Emphasis Balanced Account	200,506	177,980
Large Cap Stock Index Account	406,033	420,296
Medium Company Blend Account	205,468	159,603
Small Company Blend Account	175,169	170,987
International Stock Account	88,624	125,222
Participant loans	149,737	135,948

	$1,548,291	$1,486,977

Note 4	TAX-EXEMPT STATUS

The Plan obtained its latest determination letter on April 28, 1993, in which the Internal Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, the Company believes that although the Plan has been amended since the issuance of the determination letter, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore exempt from Federal income taxes.

Note 5.	GROUP ANNUITY CONTRACT WITH INSURANCE COMPANY

The Plan maintained a group annuity contract with Principal Life Insurance Company. The contract maintained the contributions in the insurance company’s general account and pooled separate accounts. The accounts were credited with actual earnings on the underlying investments (principally mutual funds) and charged for plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value.

Note 6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Note 7.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest by definition include a plan sponsor or employer, fiduciaries (including those who provide investment advice or who have discretionary control over plan assets), and those who provide services to the Plan. The Plan Sponsor pays to parties in interest, at its expense, various plan administrative, trustee, legal and accounting fees. None of these transactions are prohibited transaction

                                       SUPPLEMENTAL SCHEDULE
                                   FIRST PROFESSIONAL BANK 401(k)
                                            SAVINGS PLAN
                                          EIN: 95-3701137
                                          PLAN NUMBER 002

                                      SCHEDULE OF ASSETS HELD
                               FOR INVESTMENT PURPOSES AT END OF YEAR
                                         December 31, 2000

                                   Description of Investment,
      Identity of Issue,           Including Maturity Date,
      Borrower, Lessor            Rate of Interest, Collateral,                            Current
      or Similar Party                  Par or Maturity                     Cost**          Value

*  Principal Life Insurance
     Company                    Insurance Company General Account
                                  Guaranteed Interest Accounts            $     --       $  211,930
                                Pooled Separate Accounts
                                  Money Market Account                          --           42,794
                                  Bond & Mortgage Account                       --          110,824
                                  Stock Emphasis Balanced Account               --          200,506
                                  Large Cap Stock Index Account                 --          406,033
                                  Medium Company Blend Account                  --          205,468
                                  Small Company Blend Account                   --          175,169
                                  International Stock Account                   --           88,624
                                  Government Securities Account                 --               93
                                  American Century Income and
                                    Growth Account                              --            7,195
                                  Putnam Investors Account                      --           10,720
                                  Mid Cap Stock Account                         --            2,896
                                  Small Cap Stock Account                       --            1,785
                                                                          --------       ----------
                                                                          $     --       $1,464,037
                                                                          ========       ==========

*  Professional Bancorp, Inc.   Common stock                              $     --       $   73,609
                                                                          ========       ==========

   Participant loans            Interest rates at 7.75% to 11.5%          $     --       $  149,737
                                                                          ========       ==========

*  Party-in-interest

** Cost values are not maintained by custodian and are thus omitted in accordance with Department of Labor reporting requirements for participant-directed accounts.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PROFESSIONAL BANK 401(k) SAVINGS PLAN
Date: June 27, 2001	/s/ Arnold C. Hahn
Arnold C. Hahn Chief Financial Officer/First Community Bancorp

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Hutchinson & Bloodgood LLP, Independent Auditors